Exhibit 99.4

Bitdeer Announces Pricing of Registered Direct Offering of 5,503,030 Class A Ordinary Shares

SINGAPORE, February 20, 2026 (GLOBE NEWSWIRE) — Bitdeer Technologies Group (Nasdaq: BTDR) (“Bitdeer”), a world-leading technology company for Bitcoin mining and AI infrastructure, today announced the pricing of its registered direct offering of 5,503,030 of its Class A ordinary shares, par value US$0.0000001 per share (the “Class A ordinary shares”), to certain holders of its 5.25% convertible senior notes due 2029 (the “November 2029 notes”) at a price of US$7.94 per Class A ordinary share in a direct placement registered under the Securities Act of 1933, as amended (the “Securities Act”) (such placement, the “registered direct offering”). The registered direct offering is expected to close on February 26, 2026, subject to customary closing conditions.

Bitdeer estimates that the net proceeds from the registered direct offering will be approximately US$43.5 million, after deducting the estimated offering expenses payable by Bitdeer. Bitdeer estimates that the net proceeds from Bitdeer’s separately announced private offering (the “notes offering”) of 5.00% Convertible Senior Notes due 2032 (the “notes”) will be approximately US$315.1 million (or approximately US$363.7 million if the initial purchasers in the notes offering fully exercise their option to purchase additional notes), after deducting the initial purchasers’ discounts and estimated offering expenses payable by Bitdeer.

Bitdeer intends to use the net proceeds from the registered direct offering and the notes offering: (i) to pay the approximately US$29.2 million cost of the capped call transactions that Bitdeer entered into with one of the initial purchasers or its affiliate and other financial institutions (the “option counterparties”); and (ii) to pay the approximately US$138.2 million cost of repurchasing for cash US$135.0 million aggregate principal amount of Bitdeer’s 5.25% convertible senior notes due 2029 (the “November 2029 notes”) (including accrued and unpaid interest) in privately negotiated transactions effected through its agent (the “note repurchase transactions”). Bitdeer intends to use the remaining net proceeds from the registered direct offering and the notes offering for datacenter expansion, HPC and AI cloud business expansion, ASIC based mining rig development and manufacture, as well as working capital and other general corporate purposes. If the initial purchasers in the notes offering exercise their option to purchase additional notes, Bitdeer intends to use net proceeds from the sale of the additional notes to enter into additional capped call transactions with the option counterparties and the remaining net proceeds for datacenter expansion, HPC and AI cloud business expansion, ASIC based mining rig development and manufacture, as well as working capital and other general corporate purposes as described above.

The completion of the registered direct offering is contingent on the completion of the notes offering and the note repurchase transactions, and the completion of the note repurchase transactions is contingent on the completion of the notes offering and the registered direct offering. The completion of the notes offering is not contingent on the completion of the registered direct offering or the note repurchase transactions. This press release shall not constitute an offer to buy or a solicitation of an offer to sell the November 2029 notes.

The registered direct offering is being made pursuant to Bitdeer’s effective shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on December 18, 2024, New York City time (File No. 333-283732). A preliminary prospectus supplement and the accompanying prospectus related to the registered direct offering have been filed, and a final prospectus supplement will be filed, with the SEC and will be available on the SEC’s website at www.sec.gov. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents Bitdeer has filed with the SEC that are incorporated by reference into the prospectus supplement and accompanying prospectus for more complete information about Bitdeer and the registered direct offering.

Barclays Capital Inc. is acting as placement agent and ICR Capital LLC is acting as financial advisor for the registered direct offering.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of these securities nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining and AI infrastructure. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan, amongst other countries.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “could,” “expect,” “intend,” “may,” “plan,” “should,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements include, among others, statements relating to Bitdeer’s expectations regarding the completion and timing of the registered direct offering, the notes offering and the note repurchase transactions and the expected use of proceeds from the proposed registered direct offering and the notes offering. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including risks and uncertainties associated with the satisfaction of closing conditions related to the transactions, as well as potential risks, uncertainties and other factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as those discussed in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements as there are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond Bitdeer’s control. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

John Ragozzino Jr., CFA

ICR

bitdeer.IR@icrinc.com

Public Relations

BlocksBridge Consulting

Nishant Sharma

bitdeer@blocksbridge.com